Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Three Months Ended March 31,
2017

Earnings available for fixed charges:
Loss from continuing operations before income taxes	$ (13,914)
Interest expense	2,371
Portion of rent expense representing interest	-
Earnings available for fixed charges	(11,543)

Fixed charges:
Interest expense	2,371
Portion of rent expense representing interest	-
Fixed charges	2,371

Ratio of earnings to fixed charges	-
Coverage deficiency	(16,285)